Exhibit 99.1

Fortuna reports production of 1.3 million ounces of silver and 7,099 ounces of gold for the second quarter of 2020

Vancouver, July 15, 2020-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports production results for the second quarter of 2020 from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru. The Company produced 1.3 million ounces of silver and 7,099 ounces of gold, plus base metal by-products. Silver and gold production for the first six months totaled 3.1 million ounces and 17,200 ounces, respectively. At the beginning of the second quarter of 2020, the Company withdrew its production and cost guidance for 2020 until further notice, due to the uncertainties related to the impact caused by COVID-19 constraints on the Company’s business and operations (refer to Fortuna news release dated April 2, 2020).

Second Quarter Production Highlights

▪	Silver production of 1,273,922 ounces; 47 percent decrease over Q2 2019
▪	Gold production of 7,099 ounces; 47 percent decrease over Q2 2019
▪	Lead production of 6,777,010 pounds; 3 percent decrease over Q2 2019
▪	Zinc production of 10,976,816 pounds; 2 percent decrease over Q2 2019
▪	Cash cost[1] for San Jose is US$66.0/t
▪	Cash cost[1] for Caylloma is US$74.3/t

Consolidated Operating Highlights

	Second Quarter 2020			Second Quarter 2019
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	134,172	160,151		133,548	271,016
Average tpd milled	1,525	1,799		1,501	3,045
Silver[2]
Grade (g/t)	72	220		64	273
Recovery (%)	78.99	90.84		83.86	90.76
Production (oz)	244,873	1,029,049	1,273,922	230,000	2,157,225	2,387,225
Gold
Grade (g/t)	0.25	1.42		0.20	1.68
Recovery (%)	41.93	90.91		34.33	90.23
Production (oz)	445	6,654	7,099	293	13,204	13,497

	Second Quarter 2020			Second Quarter 2019
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Lead
Grade (%)	2.77	N/A		2.61	N/A
Recovery (%)	82.81	N/A		90.88	N/A
Production (lbs)	6,777,010	N/A	6,777,010	6,975,426	N/A	6,975,426
Zinc
Grade (%)	4.29	N/A		4.22	N/A
Recovery (%)	86.58	N/A		89.89	N/A
Production (lbs)	10,976,816	N/A	10,976,816	11,173,027	N/A	11,173,027

Notes:

1.	Preliminary estimates of cash operating costs per tonne are subject to modification on final cost consolidation
2.	Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate
3.	Totals may not add due to rounding

San Jose Mine, Mexico

In the second quarter of 2020, operations at the San Jose Mine were suspended for 54 days, from April 2 to May 25, due to government mandated industry wide constraints related to the rapid spread of COVID-19 (refer to Fortuna news release dated May 26, 2020). The San Jose Mine produced 1,029,049 ounces of silver and 6,654 ounces of gold in the second quarter with average head grades for silver and gold of 220 g/t and 1.42 g/t, respectively.

During the second quarter, the San Jose Mine processed 160,151 tonnes of ore at a cash cost of US$66.0/t or US$10.6 million. In addition, US$1.7 million in care and maintenance costs were incurred as a result of the suspension of operations.

Caylloma Mine, Peru

During the second quarter of 2020, despite government mandated COVID-19 restrictions, operations at the Caylloma Mine were not disrupted. The mine initially operated by drawing ore from its coarse ore stockpile, and as the stockpile decreased, the mine re-started using a reduced task force (refer to Fortuna news release dated April 27, 2020).

In the second quarter, the Caylloma Mine produced 244,873 ounces of silver with an average head grade of 72 g/t. Lead and zinc production was 6,777,010 pounds and 10,976,816 pounds with average head grades for lead and zinc of 2.77 % and 4.29%, respectively.

As a result of operating with a reduced task force and the implementation of associated cost-cutting measures in response to COVID-19, cash cost decreased 14 percent to US$74.3/t, compared to the second quarter of 2019, and decreased 8 percent compared to the first quarter of 2020.

Subsequent to the end of the second quarter, on July 6, 2020, the Company voluntarily suspended operations for a period of approximately two weeks at the Caylloma Mine. During this period, among other things, the Company will sanitize and disinfect the mine site. A reduced task force remains on site to safeguard critical infrastructure, care and maintenance, and environmental monitoring (refer to Fortuna news release dated July 6, 2020).

Lindero Project, Argentina

On March 19, 2020, a period of national social isolation was declared by the Government of Argentina in response to the rapid spread of COVID-19. On April 3, 2020, the Government of Argentina included mining and related activities within the list of essential industries and services permitted to operate during the mandatory social isolation period. On April 28, the Company submitted and received approval to its Minimum Emergency Operations Program which permitted the Company to resume construction activities at Lindero (refer to Fortuna news release dated May 8, 2020).

Prior to the COVID-19 related shutdown, the operation had successfully achieved a mining rate of 40,000 tonnes per day which is required to support design processing capacity of 18,750 tonnes per day. There is a total of 1.16 Mt of mineralized material averaging 0.53 g/t Au in the mine´s coarse ore stockpiles (refer to Fortuna news releases dated January 13, 2020 and April 14, 2020).

Qualified Person

Amri Sinuhaji is the Technical Services Director – Mine Planning for the Company and is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#48305) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Sinuhaji has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; the impact of the suspension of operations at the Company’s mines and the Lindero Project; the Company’s anticipated performance in 2020; production forecasts, production cost estimates, and metal price estimates, the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-10 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; the duration of any suspension of operations at the Company’s mines and the Lindero Project, the impact of the suspension of operations on production and the Company’ business operations and financial condition; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; the duration of any suspension of operations at the Company’s mines and the Lindero Project, the impact of the suspension of operations on production and the Company’ business operations and financial condition; the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the reconciliation of mineral reserves at the Lindero Project remains consistent with the mineral reserve model; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Equivalent U.S. reporting requirements are currently governed by the United States Securities and Exchange Commission ("SEC") Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC currently in effect under Industry Guide 7, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under the SEC's disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. While the SEC recognizes the reporting of mineral deposits which do not meet the Industry Standard Guide 7 definition of “reserve” as of February 25, 2019, the effective adoption of the Modernization of Property Disclosures for Mining Registrants, such rules are not required to be compiled with until the first fiscal year beginning on or after January 1, 2021. As a result, the SEC's disclosure standards currently in effect normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute "reserves" by such standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's disclosure standards currently in effect under Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under such SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.